Exhibit 11

GLASSMASTER COMPANY
COMPUTATION OF EARNINGS PER SHARE
For the two years ended August 31, 2002
(Thousands except for per share figures)

	2002	2001

Primary:
Income (Loss) from Continuing Operations	$(543)	$(1,272)
Income (Loss) from Discontinued Operations	0	0

Net Income(Loss)	$(543)	$(1,272)

Basic:
Average Shares Outstanding	1,636	1,631
Per Share Amounts:
Continuing Operations	$(.33)	$(.78)
Discontinued Operations	0	0

Net Income (Loss)	$(.33)	$(.78)
Diluted:
Average Shares Outstanding	1,636	1,631
Net effect of dilutive stock options under the treasury stock method using the average market price	0	0

Total	1,636	1,631
Per Share Amounts:
Continuing Operations	$(.33)	$(.78)
Discontinued Operations	0	0

Net Income (Loss)	$(.33)	$(.78)

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